

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

August 9, 2007





Jason P. Muncy
Senior Counsel
The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/9/2007

Re: The Procter & Gamble Company
Incoming letter dated June 7, 2007

Dear Mr. Muncy:

This is in response to your letter dated June 7, 2007 concerning the shareholder proposal submitted to Procter & Gamble by Carolyn B. Woodhouse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Carolyn B. Woodhouse
5931 Donjoy Drive
Cincinnati, OH 45242

Jason P. Muncy
Senior Counsel



The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

June 7, 2007

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Procter & Gamble Company / Proposal Submitted by Carolyn B. Woodhouse

Dear Ladies and Gentlemen:

The Procter & Gamble Company (the "Company) is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Carolyn B. Woodhouse (the "Proponent") from the proxy materials for the Company's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). The Company requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend enforcement action if the Company excludes the Proposal from its 2007 Proxy Materials for the reasons described below.

Pursuant to Rule 14a-8(j), please find enclosed six copies of this letter, the Proposal and our previous correspondence with the Proponent. The Company is simultaneously providing a copy of this submission to the Proponent.

I. Factual Background

On April 23, 2007, the Company received a letter (Attached as Exhibit A) from the Proponent which stated:

> I propose: Wherever in the United States of America that Proctor (*sic*) and Gamble sponsors a news program in Spanish, that half of that program be incorporated into an English lesson.
>
> This will be beneficial for our country and also for the people who are not proficient in English.

Because the Proponent failed to provide a written statement indicating that she intended to hold the requisite number of shares through the date of the Annual Meeting of Shareholders, the Company responded with a letter dated April 25, 2007, informing the Proponent that the Proposal was procedurally deficient and outlining the necessary steps to cure (Attached as

Exhibit B). The Company then issued a second letter on May 4, 2007, responding to a phone call from the Proponent clarifying that she need not re-submit the Proposal when providing a written statement that she intended to hold the requisite number of shares through the Annual Meeting of Shareholders (Attached as Exhibit C). The Proponent cured the procedural deficiency by adding a handwritten statement at the bottom of her original letter stating "I intend to keep my Procter and Gamble stock through the year 2007" and re-submitting that document to the Company by May 8, 2007 (Attached as Exhibit D).

II. No-Action Request

The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2007 Proxy Materials. The Company believes that there are several substantive bases for exclusion of the Proposal. The Company intends to exclude the Proposal from its 2007 Proxy Materials because: (1) it is not a shareholder proposal within the meaning of Rule 14a-8(a); (2) it is materially vague and indefinite under Rule 14a-8(i)(3); (3) it is irrelevant to the Company's business operations under Rule 14a-8(i)(5); and (4) the Company lacks the power or authority to implement the Proposal under Rule 14a-8(i)(6). Finally, to the extent that the Staff does not agree that any of the foregoing bases for exclusion apply, the Company intends to exclude the Proposal from its 2007 Proxy Materials under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. We also respectfully reserve the right to raise additional objections should the relief requested herein not be granted by the Staff.

III. The Proposal Is Not a Shareholder Proposal Within the Meaning of Rule 14a-8(a).

Rule 14a-8(a) under the Exchange Act defines a shareholder proposal as a shareholder's "recommendation or requirement that *the company and/or its board of directors* take action" (emphasis added). Rule 14a-8 further provides that a shareholder proposal "should state as clearly as possible the course of action that [the proponent] believe[s] the company should follow."

While the Proposal recommends an *action* be taken – namely that half of any Spanish news program sponsored by the Company be incorporated into an English lesson - the Proposal does not recommend or require that the Company or its board of directors take any action. Nor is the Proposal clear on how a company that manufactures, markets and distributes consumer products should undertake the task of creating English lessons or teaching English to those who speak Spanish. As a result, the Proposal does not satisfy the definition of a shareholder proposal set forth in Rule 14a-8(a) and may be excluded from the Company's 2007 Proxy Materials.

IV. The Proposal Is Vague and Indefinite and May Be Excluded Under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement contains materially false or misleading statements in violation of the

Commission's proxy rules, including Rule 14a-9. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). See also *International Business Machines Corporation* (Feb. 2, 2007) (proposal seeking to reduce officer and director salaries excluded under Rule 14a-8(i)(3) as vague and indefinite where the company argued that the proposal could be interpreted in multiple ways); *Bank of America Corporation* (Feb. 12, 2007) (excluding under Rule 14a-8(i)(3) as vague and indefinite a proposal seeking to reduce company investments until such time as certain conditions regarding the state of Israel are satisfied); *The Procter & Gamble Company* (Oct. 22, 2005) (proposal seeking creation of witness protection fund for shareholders of publicly owned companies excluded under Rule 14a-8(i)(3) as vague and indefinite); and *Philadelphia Electric Company* (July 30, 1992) (excluding under Rule 14a-8(i)(3) a proposal seeking creation of a shareholder committee because it was so vague and indefinite that neither the shareholders nor the company would be able to determine "exactly what measures the proposal requires").

Not unlike the proposals cited above, the Proposal is vague and indefinite because critical terms necessary to understand the operation of the Proposal are neither defined nor sufficiently identified. Based on the language of the Proposal, it is entirely unclear what the Proponent is requesting. Is the Proponent requesting that the Company expand its current business of manufacturing, marketing and distributing consumer products to include creating English lessons for Spanish speaking individuals in the U.S.? Or is the Proponent requesting that the content of any Company sponsored news program be incorporated into existing English lessons? Or is the Proponent requesting that the Company require the networks that produce news programs broadcast in Spanish to incorporate half of the program's content into an English lesson that they create? Or perhaps the Proponent is requesting that the Company provide funding to third party organizations that specialize in creating English lessons so that these organizations can incorporate half of the Company sponsored Spanish news programs into these lessons?

The Supporting Statement submitted by the Proponent further obfuscates the issue. It states: "This will be beneficial for our country and also for the people who are not proficient in English." Notwithstanding the issue of whether incorporating half of a Company sponsored Spanish news program into an English lesson is or is not beneficial for the United States or those who are not proficient in English, the Supporting Statement presupposes that these English lessons will then be used to teach someone English – a proposition that is never referred to in the Proposal. Does the Proponent intend for the Company to also teach the English lessons? Or does the Proponent intend for the Company to provide funding to another organization so that it can teach the English lessons? Where should these English lessons be taught and to whom?

Based on these ambiguities and the fact that critical terms used in the Proposal are neither defined nor described in a manner that would allow shareholders to understand how the

Proposal would operate, it is unclear what actions shareholders voting for the Proposal would expect the Company to take and what actions the Company would be required to take if the Proposal were adopted. As such, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any actions ultimately taken by the Company upon implementation of this proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (Feb. 11, 1991). See also *Fuqua Industries, Inc.* (Jan. 18, 1991); and *International Business Machines* (Feb. 2, 2005).

V. The Proposal Is Irrelevant to the Company's Business and May Be Excluded Under Rule 14a-8(i)(5).

Rule 14a-8(i)(5) allows for exclusion of a proposal if it relates to operations which account for less than five percent of the company's total assets, net earnings and gross sales at fiscal year end and is not otherwise significantly related to the company's business. The Company's business is the manufacturing, marketing and distribution of consumer products. The Company is empowered by its Amended Articles of Incorporation to produce, manufacture, buy, sell, merchandise and deal in various consumer products including soaps, detergents, cosmetics, perfumes, food products, pharmaceuticals and paper products.

The Company is not engaged in any businesses involving or related to: (1) the development or creation of English lessons or (2) the teaching or instruction of the English language to those who speak Spanish. Nor do Company sales of products to Spanish speaking individuals in the U.S. who are not proficient in English rise to the requisite five percent thresholds set forth in Rule 14a-8(i)(5). Furthermore, the development, creation of, and/or administration of English lessons for Spanish speaking individuals in the U.S. is not otherwise significantly related to the Company's consumer products business. As a result, the Proposal is irrelevant to the Company's business and should be excludable under Rule 14a-8(i)(5).

VI. The Company Lacks the Power/Authority to Implement the Proposal So the Company May Exclude the Proposal Under Rule 14a-8(i)(6).

Rule 14a-8(i)(6) permits the exclusion of shareholder proposals that the company would lack the power to implement. The Staff has acknowledged that a company lacks the power to implement a proposal where "the proposal is so vague and indefinite that a [company] would be unable to determine what action should be taken." *International Business Machines Corporation* (Jan. 14, 1992). As described in Section IV of this letter, the Proposal is vague and indefinite because critical terms necessary to understand the operation of the Proposal are neither defined nor sufficiently identified. Based on the language in the Proposal, it is unclear as to: (1) who the Proponent is requesting to take action (*e.g.*, the Company, its board of directors, or a third party) and (2) what action the Proponent is requesting that party to take (*e.g.*, incorporating content from the Company sponsored program into an existing English lesson, creating an English lesson of its own, teaching English lessons to Spanish speakers, etc.).

Moreover, even if the Proposal were clear as to who/which entity the Proponent expects to take action, it is unclear whether the Company or its board of directors has the ability or the power to create or teach English lessons or to require Spanish speaking people in the U.S. to participate in such lessons or become proficient in English. The Company manufactures, markets and distributes consumer products; it does not create English lessons or teach English to those who are not proficient. Because neither the Company nor its board of directors has the power or authority to implement the Proposal, and because it would be impossible for the Company to determine what action should be taken due to the vague and indefinite nature of the Proposal, the Proposal may be excluded from the Company's 2007 Proxy Materials under Rule 14a-8(i)(6).

VII. The Proposal Relates to the Company's Ordinary Business Operations and May Be Excluded Under Rule 14a-8(i)(7).

In the event that the Staff does not agree that the preceding paragraphs provide a basis for excluding the Proposal from the Company's 2007 Proxy Materials, Rule 14a-8(i)(7) permits the exclusion of shareholder proposals that deal with matters relating to the company's ordinary business operations. The Commission has acknowledged that the underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018 at III* (May 21, 1998).

The Company is the world's largest consumer products company and manufactures, markets and distributes soaps, detergents, shampoos, diapers, cosmetics and diapers in more than 180 countries around the globe. As one of the largest advertisers in the United States, the Company's day-to-day decisions regarding advertising and sponsorship opportunities are routine matters constituting ordinary business within the meaning of Rule 14a-8(i)(7). Simply because the program sponsored happens to be broadcast in Spanish does not remove it from the realm of a routine and ordinary business decision.

Moreover, the Staff has consistently recognized that the nature, presentation, and content of an advertiser's programming and film production constitute ordinary business under Rule 14a-8(i)(7). See *General Electric Company* (Jan. 10, 2005) (allowing exclusion under Rule 14a-8(i)(7) because focus of proposal was on the ordinary business matter of nature, presentation and content of programming and film production) and *Gannet Co. Inc.* (Mar. 18, 1993) (proposal excludable under Rule 14a-8(i)(7) because it relates to nature, presentation and content of news and advertising of company which is ordinary business).

Allowing shareholders to vote on proposals which would require the Company to incur significant additional costs as a result of an ordinary business decision would circumvent the intent of Rule 14a-8(i)(7) and would be inconsistent with the Staff's previous guidance in this area. It would, in essence, place shareholders in a position to supplant company management in making the day-to-day operational decisions for the business.

The fact that a proposal may touch on a social policy issue should not change the legal conclusion that the proposal can properly be omitted from the 2007 Proxy Materials by virtue of Rule 14a-8(i)(7). The English proficiency of Spanish speaking individuals in the United States is, at best, only peripherally related to the Company's consumer products business and does not raise a significant social policy issue like those previously recognized by the Staff as non-excludable under Rule 14a-8(i)(7) (e.g., nuclear power and safety, doing business in countries with a history of human rights violations, slave labor dealings with mainland China and the former Soviet Union, termination of animal testing, etc.). As such, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business.

VIII. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend that the Commission take any enforcement action if the Company excludes the Proposal from its 2007 Proxy Materials. If you have any questions or if the Staff is unable to concur with out conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter.

Should you have any questions regarding this matter or require additional information, please contact me at (513) 983-1042. Please be aware that the Company intends to mail the 2007 Proxy Materials for the Annual Meeting of Shareholders on or about August 28, 2007.

Please acknowledge receipt of this letter by date-stamping the attached copy of this letter and returning it to me in the self-addressed, stamped envelope provided for your convenience.

Respectfully Yours,



Jason P. Muncy

Cc: Carolyn B. Woodhouse

Enclosure

EXHIBIT A

RECEIVED
APR 23 2007
SHAREHOLDER SERVICES

April 19, 2007

The Proctor and Gamble Company
In Care of: Secretary
One Proctor and Gamble Plaza
Cincinnati, Ohio 45202-3315

Re: Shareholder Proposal submitted by Mrs. Carolyn B. Woodhouse, 5931 Donjoy Drive, Cincinnati, Ohio 45242

I propose: Wherever in the United States of America that Proctor and Gamble sponsors a news program in Spanish, that half of that program be incorporated into an English lesson.

This will be beneficial for our country and also for the people who are not proficient in English.

Carolyn B Woodhouse

```
SP01 ASMS TERM/OP: A022      AT7379   DATE/TIME: 04/24/07 15:41:10 ID: SMASMS
ERRS:     MESSAGE:  150 INFO--NO ADDITIONAL PAGES
COMPANY: PGC  ACCT ID: _______________       TAX ID: 270-38-1816
              M U L T I P L E   A C C O U N T   S E L E C T I O N
SEL#      ACCOUNT ID         TAX ID          REGISTRATION
  1 PET L HESSER       01 270-38-1816 CAROLYN B WOODHOUSE AS CUSTODIAN FOR
                                      PETER L HESSER JR UNDER THE OHIO
  2 CAR B WOODHOUSE    01 270-38-1816 CAROLYN B. WOODHOUSE
                                      5931 DONJOY DR
  3 CAR B WOODHOUSE    02 270-38-1816 CAROLYN B WOODHOUSE TR U/A DTD 5/4/99
                                      CAROLYN B WOODHOUSE TRUST

SELECT ONE OF THE ABOVE: ====> _
PROCEED TO: ====> _ ( S = SELECT THE ACCOUNT, P = PREVIEW FULL REGISTRATION,
                      N  = ACCOUNT SETUP)
PAGE DIRECTION: => F (F/B) NUMBER OF PAGES: => 01 (01-50) PAGE NUMBER: =>   1
```

SP01 ASMY TERM/OP: A022 AT7379 DATE/TIME: 04/24/07 15:41:30 ID: SMASMY
ERRS: MESSAGE: 150 INFO--NO ADDITIONAL PAGES
COMPANY: PGC ACCT ID: PET L HESSER 1 TAX-ID: 270-38-1816
ACCT NUMBER: 354688 ISSUE: ____ CERT ID: _____ ________

A C C O U N T I S S U E S U M M A R Y

CAROLYN B WOODHOUSE AS CUSTODIAN FOR 5931 DONJOY DR
PETER L HESSER JR UNDER THE OHIO CINCINNATI OH 45242-7507
TRANSFERS TO MINORS ACT

SEL NBR	--ISSUE-- ID	TYPE	TOTAL UNITS	TOTAL EARN/LIQ	REINV SET INFO: TOTAL WH/LIQ WH	RNV CD	CMB OVR	ADR OVR	DR DP	C D	UB HR
1	COMM	1				Y			N		
2	SIP	3	247.7790	76.45		Y			N		

SELECT ONE OF THE ABOVE FOR INQUIRY OR MAINTENANCE ====> __
PROCEED TO: ====> _ (I = ACCOUNT ISSUE INQUIRY, M = ACCOUNT ISSUE MAINTENANCE)
PAGE DIRECTION: => F (F/B) NUMBER OF PAGES: => 01 (01-50) PAGE NUMBER: => 1

```
SP01 ASMY TERM/OP: A022      AT7379   DATE/TIME: 04/24/07 15:42:02 ID: SMASMY
ERRS:     MESSAGE:  150 INFO--NO ADDITIONAL PAGES
COMPANY: PGC  ACCT ID: CAR B WOODHOUSE    1 TAX-ID: 270-38-1816
ACCT NUMBER:        228221 ISSUE: ____ CERT ID: _____ ________
                      A C C O U N T   I S S U E   S U M M A R Y
CAROLYN B. WOODHOUSE
5931 DONJOY DR
CINCINNATI OH  45242-7507
                                                    REINV SET INFO:
SEL --ISSUE--      TOTAL            TOTAL           TOTAL          RNV CMB ADR DR C UB
NBR ID   TYPE      UNITS            EARN/LIQ        WH/LIQ WH      CD  OVR OVR DP D HR
 1 COMM   1                                                        N           N

 2 DRS    3                                                                    N




SELECT ONE OF THE ABOVE FOR INQUIRY OR MAINTENANCE ====> __
PROCEED TO: ====> _ ( I = ACCOUNT ISSUE INQUIRY, M = ACCOUNT ISSUE MAINTENANCE)
PAGE DIRECTION: => F (F/B) NUMBER OF PAGES: => 01 (01-50) PAGE NUMBER: =>   1
```

```
SP01 ASMY TERM/OP: A022      AT7379   DATE/TIME: 04/24/07 15:42:23 ID: SMASMY
ERRS:     MESSAGE:  150 INFO--NO ADDITIONAL PAGES
COMPANY: PGC  ACCT ID: CAR B WOODHOUSE   2 TAX-ID: 270-38-1816
ACCT NUMBER:        694500 ISSUE: ____ CERT ID: _____ ________
                        A C C O U N T   I S S U E   S U M M A R Y
CAROLYN B WOODHOUSE TR U/A DTD 5/4/99   CINCINNATI OH  45242
CAROLYN B WOODHOUSE TRUST
5931 DONJOY DR
                                                            REINV SET INFO:
SEL --ISSUE--      TOTAL              TOTAL                 TOTAL          RNV CMB ADR DR C UB
NBR ID   TYPE      UNITS              EARN/LIQ              WH/LIQ WH      CD  OVR OVR DP D HR
 1 DRS    3       80,720.0000         25,023.20                            N           N




SELECT ONE OF THE ABOVE FOR INQUIRY OR MAINTENANCE ====> __
PROCEED TO: ====> _ ( I = ACCOUNT ISSUE INQUIRY, M = ACCOUNT ISSUE MAINTENANCE)
PAGE DIRECTION: => F (F/B) NUMBER OF PAGES: => 01 (01-50) PAGE NUMBER: =>   1
```

SP01 ASCY TERM/OP: A021 AT7379 DATE/TIME: 04/25/07 16:33:56 ID: SMASCY
ERRS: MESSAGE: 62 INFO--PRESS ENTER TO PAGE
COMPANY: PGC ISSUE: COMM COMMON STOCK
ACCT ID: CAR B WOODHOUSE 1 TAXPAYER ID: 270-38-1816 ACCT NUMBER: 228221
OPEN ONLY: _ BEG CERT: ______ ________ BEG DATE: ________ END DATE: ________

A C C O U N T C E R T I F I C A T E H I S T O R Y

CAROLYN B. WOODHOUSE 5931 DONJOY DR

SEL NBR	---CERT ID--- PREFIX	NUMBER	---DEBIT--- TP	DATE	---CREDIT-- TP	DATE	---UNITS---	STP	COR	USER
1	C	266625	DR	12/18/06	04	12/07/64	100.0000			
2	C	266626	DR	12/18/06	04	12/07/64	100.0000			
3	C	266627	DR	12/18/06	04	12/07/64	100.0000			
4	C	266628	DR	12/18/06	04	12/07/64	100.0000			
5	C	266629	DR	12/18/06	04	12/07/64	100.0000			
6	C	266630	DR	12/18/06	04	12/07/64	100.0000			
7	C	266631	DR	12/18/06	04	12/07/64	100.0000			
8	C	266632	DR	12/18/06	04	12/07/64	100.0000			
9	CA	111438	DR	12/18/06	SP	06/12/92	10,240.0000			
10	CB	63736	DR	12/18/06	04	04/24/70	1,324.0000			

SELECT ONE OF THE ABOVE FOR INQUIRY AND UPDATE ====> __
PROCEED TO: ====> _ (I = CERT INQUIRY, M = CERT MAINT, P = PRICE INQ / MAINT)
PAGE DIRECTION: => F (F/B) NUMBER OF PAGES: => 01 (01-50) PAGE NUMBER: => 1

SP01 asCY TERM/OP: A021 AT7379 DATE/TIME: 04/25/07 16:34:22 ID: SMASCY
ERRS: MESSAGE: 64 INFO--FORWARD LIMIT REACHED--PRESS ENTER TO PAGE BKWRD
COMPANY: PGC ISSUE: COMM COMMON STOCK
ACCT ID: CAR B WOODHOUSE 1 TAXPAYER ID: 270-38-1816 ACCT NUMBER: 228221
OPEN ONLY: _ BEG CERT: ______ ________ BEG DATE: ________ END DATE: ________

A C C O U N T C E R T I F I C A T E H I S T O R Y

CAROLYN B. WOODHOUSE 5931 DONJOY DR

SEL NBR	---CERT ID--- PREFIX	NUMBER	---DEBIT--- TP	DATE	---CREDIT-- TP	DATE	---UNITS---	STP	COR	USER
1	CC	232425	DR	12/18/06	04	01/21/83	2,560.0000			
2	CC	887096	DR	12/18/06	CI	10/20/95	50.0000			
3	CO	629958	DR	12/18/06	04	12/07/64	24.0000			
4	CP	5789	DR	12/18/06	SP	09/19/97	20,230.0000			
5	CS	110253	DR	12/18/06	03	10/20/89	5,120.0000			
6	NN	7593	DR	12/18/06	04	10/05/79	12.0000			
							40,360			

SELECT ONE OF THE ABOVE FOR INQUIRY AND UPDATE ====> __
PROCEED TO: ====> _ (I = CERT INQUIRY, M = CERT MAINT, P = PRICE INQ / MAINT)
PAGE DIRECTION: => B (F/B) NUMBER OF PAGES: => 01 (01-50) PAGE NUMBER: => 2

```
SP01 ASVP TERM/OP: A021     AT7379   DATE/TIME: 04/25/07 16:37:09 ID: SMASVP
ERRS:     MESSAGE:  150 INFO--NO ADDITIONAL PAGES
COMP: PGC  PLAN OR SUPP ISSU: DRS  ACCT ID: CAR B WOODHOUSE    1
TAXPAYER ID: 270-38-1816 ACCT NUMBER:   228221
ITEM TYPE: __ REINV TYPE: __ TRANS START DATE: ________

 R E I N V E S T / I R O  H I S T O R Y  P R E L I M I N A R Y  I N Q U I R Y
 DESC: DRS                                        TOT CURR UNTS:
 LEGAL NAME AND ADDRESS                     UNCRT DR PEND UNITS:
 CAROLYN B. WOODHOUSE
 5931 DONJOY DR
 CINCINNATI OH  45242-7507
 REINV HISTORY ARCHIVED: N                  TOTAL UNALLOCATED CASH:
SEL  TRAN    I  R  A          TOTAL    SRVS   NET REINV.    ALLOCATED   ADD.
NBR  DATE    T  T  T ISSU     AMOUNT   CHARGE   AMOUNT        UNITS     INCOME
 1 06/18/04 SP DC    DRS                                 40,360.0000
 2 12/18/06 IR RT D  DRS                                 40,360.0000-

------------------------------------------------------------------------------
SELECT ONE OF THE ABOVE: => _
PROCEED TO: =====> _ ( D = HISTORY DETL, S = HISTORY SUMM, B = BALANCE BY DATE)
PAGE DIRECTION: => F (F/B) NUMBER OF PAGES: => 01 (01-50) PAGE NUMBER: =>   1
```

SP01 ASVP TERM/OP: A021 AT7379 DATE/TIME: 04/25/07 16:31:28 ID: SMASVP
ERRS: MESSAGE: 150 INFO--NO ADDITIONAL PAGES
COMP: PGC PLAN OR SUPP ISSU: DRS ACCT ID: CAR B WOODHOUSE 2
TAXPAYER ID: 270-38-1816 ACCT NUMBER: 694500 Trust
ITEM TYPE: __ REINV TYPE: __ TRANS START DATE: ________

R E I N V E S T / I R O H I S T O R Y P R E L I M I N A R Y I N Q U I R Y

DESC: DRS TOT CURR UNTS: 80,720
LEGAL NAME AND ADDRESS UNCRT DR PEND UNITS:
CAROLYN B WOODHOUSE TR U/A DTD 5/4/99 CINCINNATI OH 45242
CAROLYN B WOODHOUSE TRUST
5931 DONJOY DR
REINV HISTORY ARCHIVED: N TOTAL UNALLOCATED CASH:

SEL NBR	TRAN DATE	I T	R T	A T	ISSU	TOTAL AMOUNT	SRVS CHARGE	NET REINV. AMOUNT	ALLOCATED UNITS	ADD. INCOME
1	12/18/06	IR		C	DRS				40,360.0000	
2	12/18/06	IR	RT	C	DRS				40,360.0000	

SELECT ONE OF THE ABOVE: => _
PROCEED TO: =====> _ (D = HISTORY DETL, S = HISTORY SUMM, B = BALANCE BY DATE)
PAGE DIRECTION: => F (F/B) NUMBER OF PAGES: => 01 (01-50) PAGE NUMBER: => 1

EXHIBIT B



Jason P. Muncy
Senior Counsel

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.jp@pg.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

April 25, 2007

Mrs. Carolyn B. Woodhouse
5931 Donjoy Drive
Cincinnati, OH 45242

Dear Mrs. Woodhouse:

We received your letter submitting a shareholder proposal for the 2007 Proxy Statement of The Procter & Gamble Company (the "Company"). This letter was received by the Corporate Secretary's office on April 23, 2007.

Your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included Rule 14a-8 for your reference. Specifically, Rule 14a-8(b)(2) states:

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. *[omitted]*
2. *If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. [Remainder of rule omitted. Emphasis added.]*

While our records show that you are a shareholder of record, you have not provided the Company with a written statement indicating that you plan to hold the requisite number of shares through the date of the annual shareholder meeting. Pursuant to Rule 14a-8(b)(2), you must provide us with this statement before you are eligible to submit a shareholder proposal in the 2007 Proxy Statement.



Under Rule 14a-8(f), if you want us to consider your proposal, you must send us a revised submission that corrects the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Jason P. Muncy /jm

Jason P, Muncy
Senior Counsel

Enclosure

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): *Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.*

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

EXHIBIT C



Susan S. Whaley
Senior Counsel

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-7695
Fax: (513) 983-2611
whaley.ss@pg.com

May 4, 2007

Via Federal Express Overnight Delivery

Mrs. Carolyn B. Woodhouse
5931 Donjoy Drive
Cincinnati, OH 45242

Dear Mrs. Woodhouse:

Your voicemail of May 3, 2007, was forwarded to me for response as my colleague, Jason Muncy, is out of the office. I tried to reach you three different times throughout the day on Thursday at the number you provided – 891-3886 – but there was never an answer and there was no voicemail, so I was unable to leave you a message.

You called in response to a letter you received from Mr. Muncy requesting that you provide us with a written statement verifying your intent to continue to hold the requisite shares of P&G stock through the date of the Shareholder Meeting.

You do not need to resubmit your proposal with this statement. Instead, you can just provide a separate written statement verifying your intent to continue to hold the requisite shares through the date of the meeting to the attention of Mr. Muncy at the address provided in his original letter to you dated April 25, 2007 (attached here for reference).

Please contact us if you have any further questions.

Regards,



Susan S. Whaley

Enclosures

cc: Jason P. Muncy



Jason P. Muncy
Senior Counsel

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.jp@pg.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

April 25, 2007

Mrs. Carolyn B. Woodhouse
5931 Donjoy Drive
Cincinnati, OH 45242

Dear Mrs. Woodhouse:

We received your letter submitting a shareholder proposal for the 2007 Proxy Statement of The Procter & Gamble Company (the "Company"). This letter was received by the Corporate Secretary's office on April 23, 2007.

Your proposal does not comply with the rules and regulations promulgated under the Securities and Exchange Act of 1934. We have included Rule 14a-8 for your reference. Specifically, Rule 14a-8(b)(2) states:

Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. *[omitted]*
2. *If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, <u>although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.</u> [Remainder of rule omitted. Emphasis added.]*

While our records show that you are a shareholder of record, you have not provided the Company with a written statement indicating that you plan to hold the requisite number of shares through the date of the annual shareholder meeting. Pursuant to Rule 14a-8(b)(2), you must provide us with this statement before you are eligible to submit a shareholder proposal in the 2007 Proxy Statement.



Under Rule 14a-8(f), if you want us to consider your proposal, you must send us a revised submission that corrects the deficiencies cited above. If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if we receive a revised proposal on a timely basis that complies with aforementioned requirements and other applicable procedural rules, we are happy to review it on its merits and take appropriate action. Thank you.

Sincerely,

Jason P. Muncy

Jason P, Muncy
Senior Counsel

Enclosure

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

From: Origin ID: LUKA (513)983-7695
Susan S. Whaley
The Procter & Gamble Company
One Procter & Gamble Plaza
C2-230
Cincinnati, OH 45202



Ship Date: 04MAY07
ActWgt: 1 LB
System#: 5201821/INET7011
Account#: S *********

Delivery Address Bar Code



SHIP TO: (513)891-3886 BILL SENDER

Mrs. Carolyn B. Woodhouse

5931 Donjoy Drive

Cincinnati, OH 45242

Ref # 2020646120
Invoice #
PO #
Dept #



##
PRIORITY SATURDAY
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TRK# 7923 3812 5145 FORM 0201

Deliver By:
05MAY07

CVG A1

45242 -OH-US
DSR-RES

62 OXDA



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EXHIBIT D

Rec'd MAY 0 3 2007

April 19, 2007

The Proctor and Gamble Company
In Care of: Secretary
One Proctor and Gamble Plaza
Cincinnati, Ohio 45202-3315

Re: Shareholder Proposal submitted by Mrs. Carolyn B. Woodhouse, 5931 Donjoy Drive, Cincinnati, Ohio 45242

I propose: Wherever in the United States of America that Proctor and Gamble sponsors a news program in Spanish, that half of that program be incorporated into an English lesson.

This will be beneficial for our country and also for the people who are not proficient in English.

Carolyn B Woodhouse

May 4, 2007
I intend to keep my Proctor and Gamble stock through the year 2007.
Carolyn B Woodhouse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated June 7, 2007

The proposal provides that if the company "sponsors a news program in Spanish," then "half of that program be incorporated into an English lesson."

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(7), as relating to Procter & Gamble's ordinary business operations (i.e., the manner in which a company sponsors a program). Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Procter & Gamble relies.

Sincerely,



Ted Yu
Special Counsel